02029893

RECD S.E.C.

APR 5 - 2002

080

~~EXECUTED~~ COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 5, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

PROCESSED

APR 15 2002

THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MINUTES OF THE 4th ANNUAL GENERAL MEETING AND 12TH EXTRAORDINARY GENERAL MEETING

April 5, 2002. (14 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (April 3, 2001) - The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs the minutes of the 4th Annual General Meeting and 12th Extraordinary General Meeting held on April 03, 2002:

1. **Date, Time and Venue of the Meeting**: April 3 (third), 2002, at 11:00 a.m., at Rua Martiniano de Carvalho No. 851 in the Capital of the State of São Paulo.

2. **Notification**: Notice published in the Official Gazette of the State of São Paulo of March 12, 13 and 14, 2002 (page 19), (page 1) and (page 47) and in the *Gazeta Mercantil* newspaper, (page B-3), (page B-3) and (page B-3), respectively.

3. **Agenda**:

For the Ordinary Shareholder Meeting:

1. Assess the accounts of Management, analyze, discuss and vote for the approval of the financial statements of the Company and the consolidated ones, both referring to the financial year ended December 31, 2001;
2. Resolution about allocation of the results of operations of 2001 and the distribution of dividends;
3. Approval of the budget of the company and the consolidated budget for 2002;
4. Election of the members of the Audit Committee;

5. Definition of the remuneration of the members of the Executive Board, the Board of Directors and the Audit Committee.

For the Extraordinary Shareholder Meeting:

6. Increase the capital stock of the company, according to the Article 199, Law # 6,404/76 by capitalizing retained earnings reserve for the amount of R$ 337,890,162.00, without issuing shares, thus increasing the capital stock from R$ 5,640,183,649.88 to R$ 5,978,073,811.88.

7. Change the Article 5º of the Company's by-laws in accordance to the new capital stock.

4. **Attendants**: the shareholders of the Company representing more than 2/3 of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register No. 1, page 56 overleaf to page 68 overleaf, were present, allowing legal quorum for the meeting and its resolutions to be valid. Mr. Leonardo de Paiva Rocha, the Company's Vice President of Finance and Management Control and Director of Investor Relations; Adriana Pallis Romano, Audit Committee member; Taiki Hirashima, representative of Arthur Andersen Auditores Independentes S/C Ltda., were also present.

5. **Presiding Officers:** Gilmar Roberto Pereira Camurra – Chairman
João Carlos de Almeida – Secretary

6. RESOLUTIONS

Ordinary Shareholder Meeting

6.1 – On opening the meeting, as for the analysis of item "1" of the Agenda of Ordinary Shareholder Meeting, the Chairman informed that the documentation referring to the rendering of accounts by management was at the disposal of the shareholders, including the Management Report, Balance Sheet and the remaining complete Financial Statements of the Company and the consolidated ones, duly accompanied by the Explanatory Notes, as well as the Report of Independent Auditors of Arthur Andersen S/C Ltda and the Report of the Audit Committee of the Company, all issued without any remarks and referring to the financial year ended December 31, 2001. Following, those present proposed waiving of the reading of said documents, which was accepted, because all those present were fully cognizant of their contents, which were fully published in the Daily Official Gazette of the State of São Paulo as well as in the Gazeta Mercantil newspaper of February 27, 2002, abiding by applicable legal provisions. The matter of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired, being approved by unanimous voting of the shareholders present, as such, the Annual Management Report and accounts of Management, composed of complete Balance Sheet, Financial Statements and Explanatory Notes of the Company and the consolidated ones, were expressly approved, without any restriction or reserve, all referring to the financial year ended December 31, 2001, based on the reports referring to the matter.

6.2 – As for <u>item 2</u> of the Agenda of the Ordinary Shareholder Meeting about the Proposed Allocation of the Results of Operations and the Distribution of Dividends referring to 2001, the documents were placed at the disposal of the Shareholders and, after reading of their contents, the Chairman of the Meeting submitted the matter for discussion and voting the Proposed Allocation of the Results of Operations for 2001 by Management being fully approved by unanimous voting of the present shareholders, without any restriction or reserve, with the abstention from voting of those legally impaired and, as a consequence of said approval, Net Income for the Year, amounting to R$ 1,576,305,030.68 (one billion, five hundred seventy six million, three hundred five thousand, thirty reais and sixty-eighty cents), accounted for in Retained Earnings, shall be expressly allocated as follows: 1- LEGAL RESERVE: In conformity with article 193 of Law No. 6.404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$ 78,815,251.53 (seventy-eight million, eight hundred fifteen thousand, two hundred fifty one *reais* and fifty-three cents). 2 - DIVIDENDS AND INTEREST ON COMPANY'S NET WORTH: On the terms of article 7 combined with articles 22, 27 and 29 of the Company's By-Laws, of article 202, items I, II and III of Lei 6.404/76, in Law No. 8.920/94, the allocation for the payment of dividends of R$ 901,333,200.00 (nine hundred one million, three hundred thirty-three thousand, two hundred reais) was approved. Said dividends, declared based on the closing financial statements for 2001 and granted to bearers of Preferred and Common Shares, are fully composed of interest on Company's Net Worth, calculated in conformity with article 9 of Law No. 9.249/95, in the amount of R$ 1,060,392,000.00 (one billion, sixty million, three hundred ninety two thousand *reais*), that net of withholding income tax amounts to R$ 901,333,200.00 (nine hundred one million, three hundred thirty-three thousand, two hundred reais), as presented below: Interest on Own Capital: R$ 1,060,392,000.00 (one billion, sixty million, three hundred ninety two thousand *reais*); (-) Withholding Income Tax: (R$159,058,800.00) (one hundred and fifty nine million, fifty-eighth thousand and eighth hundred *reais*); Interest attributed to Dividends, Net: R$ 901,333,200.00 (nine hundred one million, three hundred thirty-three thousand, two hundred reais). Allocation shall be as follows: Interest on Company's Net Worth: Common Shares: R$355,112,275.26 (three hundred and fifty-five million, one hundred and twelve thousand, two hundred seventy five reais and twenty six cents); Preferred Shares: R$705,279,724.74 (seven hundred and five million, two hundred seventy nine thousand, seven hundred twenty four reais and seventy four cents); (-) Withholding Income Tax (R$159,058,800.00) (one hundred and fifty nine million, fifty-eighth thousand and eighth hundred *reais*); Interest Attributed to Dividends, Net: R$ 901,333,200.00 (nine hundred one million, three hundred thirty-three thousand, two hundred reais); Dividends per thousand shares: R$ 2.147997645 (Gross value) and R$ 1.825797998 (Net value). The shareholders exempt will received the Interest on Company Net Worth without withholding income tax. 3- RETAINED EARNINGS: The remaining balance of Adjusted Net Income, on the terms of article 196 of Law No. 6.404/76, amounting to R$ 437,097,779.15 (four hundred thirty seven million, ninety seven thousand, seven hundred seventy nine *reais* and fifteen cents), shall be maintained in Retained Earnings entry for future use in the modernization and/or expansion of the telecommunications systems. This amount is part of the Budget of the Company in the exhibit of the proposal now approved. 4 – EXCESS OF EARNINGS IN

RESERVE: Pursuant article 199 of the Law 6.404/76, approved the capitalization of the Retained Earnings for a total of R$ 337,890,162.00 (three hundred thirty seven million, eight hundred ninety thousand, one hundred sixty two *reais*). 5 – FORMATION OF SPECIAL RESERVE FOR THE PAYMENT OF DIVIDENDS: In order to ensure the economic-financial equilibrium of the Company, on the terms of paragraphs 4 and 5 of article 202 of Law No. 6404/76, formation of a Special Reserve was approved for the Payment of Dividends, amounting to R$ 346,247,534.01 (three hundred forty six million, two hundred forty seven thousand, five hundred thirty four *reais* and one cent), referring to the portion of declared dividends based on the financial statements for the year ended December 31, 2001, as follows: Interest on Own Capital: R$ 1,060,392,000.00 (one billion, sixty million, three hundred ninety two thousand *reais*); (-) Withholding Income Tax: (R$ 159,058,800.00) (one hundred fifty nine million, fifty eight thousand, eight hundred *reais*); Interest Attributable to Dividends, Net: R$ 901,333,200.00 (nine hundred one million, three hundred thirty three thousand, two hundred *reais*); Interest on Company's Net Worth Attributable to Dividends for payment up to the end of 2002: (R$ 555,085,665.99) (five hundred fifty five million, eighty five thousand, six hundred sixty five *reais* and ninety nine cents); Formation of Special Reserve: R$ 346,247,534.01 (three hundred forty six million, two hundred forty seven thousand, five hundred thirty four *reais* and one cent). 6 – REVERSAL OF THE BALANCE OF THE SPECIAL RESERVE – Approved the Reversal of the balance of the Special Reserve for the Payment of Dividends, presented in the financial statements for the year ended December 31, 2000 and amounting to R$ 345,892,029.59 (three hundred forty five million, eight hundred ninety two thousand, twenty nine *reais* and fifty nine cents) was approved, increased by withholding income tax referring to the shareholders benefited by tax immunity and tax exemption, resulting in a total amount of R$ 346,247,534.01 (three hundred forty six million, two hundred forty seven thousand, five hundred thirty four *reais* and one cent) for payment up to the end of 2002, the beneficiaries of which being the shareholders of record on December 31, 2000 (Interest on Company's Net Worth). 7 – PAYMENT OF DIVIDENDS – The composition of this new distribution of Interest on Company's Net Worth and dividends is as follows: a) Dividends payable up to the end of 2002, amounting to R$ 346,247,534.01 (three hundred forty six million, two hundred forty seven thousand, five hundred thirty four *reais* and one cent), deriving from the Special Dividend Reserve, for shareholders of record on December 31, 2000 (Interest on Company's Net Worth). Reversal of the Special Dividend Reserve - Interest on Company's Net Worth attributable to Dividends, R$ 346,247,534.01 (three hundred forty six million, two hundred forty seven thousand, five hundred thirty four *reais* and one cent); b) Minimum compulsory dividends in conformity with the articles 7, 26 and 27 of the Company's by-laws, amounting to R$ 555,085,665.99 (five hundred fifty five million, eighty five thousand, six hundred sixty five *reais* and ninety nine cents), payable up to the end of 2002, the beneficiaries of which being the shareholders of record on December 31, 2001: Interest on Own Capital: R$ 653,041,959.99 (six hundred fifty three million, forty one thousand, nine hundred fifty nine *reais* and ninety nine cents); Common Shares: R$ 218,695,742.94 (two hundred eighteen million, six hundred ninety five thousand, seven hundred forty two *reais* and ninety four cents); Preferred Shares: 434,346,217.05 (four hundred thirty four million, three hundred forty six thousand, two hundred seventeen *reais* and five cents); (-) Withholding Income Tax: (R$ 97,956,294.00) (ninety seven million, nine hundred fifty six thousand, two hundred ninety four *reais*); Interest on Own Capital Attributable to Dividends, Net: 555,085,665.99 (five hundred fifty five million, eighty five thousand, six hundred sixty five *reais* and ninety nine cents). Dividends per thousand shares: R$ 1.322843431 (Gross value) and R$ 1.124416917 (Net value). The shareholders present in the meeting approved December 27 (twenty seven), 2002 as the limit date to pay dividends and interest on Company's Net Worth attributable to dividends, on the terms and conditions of the Proposal of Management for the Allocation of the Results of Operations for 2001, now approved, which shall not bear monetary restatement. The payment of R$ 84,203,916.29 (eighty four million, two hundred three thousand, nine hundred sixteen *reais* and twenty nine cents), accrued as employees and directors profit sharing, was also approved, on the terms and conditions of said Proposal of Management and the provisions of article 27 of the Company's by-laws.

6.3 - As for item "3" of the Agenda, abiding by the provisions of article 196 of Law No. 6.404/76, the Budget for 2002 was submitted to the Meeting and approved by unanimous voting of those present, the Budget for Capital Expenditures of the Company amounting to R$ 1,800,000,000,00 (one billion, eight hundred million *reais*) supported by the following sources of funds: a) Remaining balance of Adjusted Net Income of R$ 437,097,779.15 (four hundred thirty seven million, ninety seven thousand, seven hundred seventy nine *reais* and fifteen cents) and b) Funds generated by operations: R$ 1,362,902,220.85 (one billion, three hundred sixty two million, nine hundred two thousand, two hundred twenty *reais* and eighty five cents).

6.4 – As regards item "4" of the Agenda, about the election of the members of the Audit Committee, after the indications duly received by the Presiding Officers and counting of votes, the following were elected members of the Audit Committee of the Company, with term of office starting on the present date and terminating on the date of the Annual General Meeting of 2003: a) by the majority of the bearers of non-voting preferred shares and those represented by Mrs. Carolina Mariano Leme da Costa, Mr. Marcio Ferro Catapani, Mrs. Catarina Iazetti Ferreira, Mr. Eduardo Cysneiros de Morais and Mr. Bruno Duque Horta Nogueira, in a separate voting, with the abstention of the Majority shareholder, were elected as effective members: Mr. **Flávio Stamm**, Brazilian, married, business administrator, bearer of identity card RG No. 12.317.859 SSP/SP enrolled with the Individual Taxpayers' Register under CPF/MF No. 048.241.708/00, resident and domiciled at in the City of São Paulo, State of São Paulo, at Rua Patápio Silva, 223, Ap. 32, São Paulo – SP and as deputy member, Mr. **Paulo Conte Vasconcellos**, Brazilian, married, business administrator, bearer of identity card RG No. 7.016.900.165 SSP/RS, enrolled with the Individual Taxpayers' Register under CPF/MF No. 387.452.910-04, resident and domiciled at Av. Professor Alceu Maynard Araújo nº 443, Block 2, Ap. 42, São Paulo – SP; b) pursuant legal and statutory provisions related to the election, in a separate voting, of the minority representatives of bearers of common shares to form part of the Audit Committee, it was verified in the Attendance book that the present shareholders did not reach the minimum 10% of the voting shares, as established by the item "a", paragraph 4 of the article 161 of the Law 6404/76; and c) the remaining shareholders, through general voting of common shares, elected the following effective members: Mr. **Wolney Querino Schuler Carvalho**, Brazilian, married, accountant, bearer of identity card RG No. 1.980.386-4 SSP/PR, enrolled with the Individual Taxpayers' Register under CPF/MF No. 348.333.669-91, resident in the Capital of the State of São Paulo, commercial address being Rua do Livramento nº 66, São Paulo – SP; Mr. **Antonio José Coronetti**, Brazilian, married, accountant, bearer of identity card CRC No. RS/033013/0-2, enrolled with the Individual

Taxpayers' Register under CPF No. 168.150.500-25, resident in the Capital of the State of Rio Grande do Sul, commercial address at Rua José Bonifácio No. 245, Porto Alegre – RS;Mrs. **Patrícia Maria de Arruda Franco**, Brazilian, married, accountant, bearer of identity card 07.868.966-8 IFP/RJ, enrolled with the Individual Taxpayers' Register under CPF/MF No. 011.158.667-69, resident in the Capital of the State of Rio de Janeiro, commercial address being Praia do Botafogo, 501, 5th floor, Botafogo, Rio de Janeiro; and the deputy members, respectively, Mrs. **Cristiane Barretto Sales,** Brazilian, married, business administrator, bearer of identity card RG No. nº 02.714.796-71 SSP/BA, enrolled with the Individual Taxpayers' Register under CPF 405.908.015-20, resident in the City of Salvador, in the State of Bahia, commercial address at Silveira Martins nº 1036, Salvador - Bahia; Mrs. **Suely Valério Pinoti**, Brazilian, married, lawyer, registered in the OAB/SP under nº 35.313, bearer of identity card 3.012.263-6 SSP/SP, enrolled with the Individual Taxpayers' Register under CPF/MF No. 649.025.798-04, resident in Avenida Moaci nº 2019, São Paulo – Capital; and **Henry Stanley de Oliveira Carpenter**, Brazilian, married, accountant, bearer of identity card 05.888.454/5 IFP/RJ, enrolled with the Individual Taxpayers' Register under CPF/MF No. nº 759.571.407-91, resident in Niteroi, State of Rio de Janeiro, commercial address at Praia do Botafogo, 501, 5th floor, Botafogo, Rio de Janeiro – State of Rio de Janeiro. All the Audit Committee Members now elected shall have the term of office beginning on the present date and terminating on the date of the Annual General Meeting of 2003.It was also recorded that none of those elected where legally impaired to take office. With the present election the composition of the Audit Committee of the Company is as follows: Effective Members: Mr. Flávio Stamm, Mr. Wolney Querino Schuler Carvalho, Mr. Antonio José Coronetti and Mrs. Patrícia Maria de Arruda Franco; and the respective Deputy Members being: Mr. Paulo Conte Vasconcellos, Mrs. Cristiane Barretto Sales, Mrs. Suely Valério Pinoti and Mr. Henry Stanley de Oliveira Carpenter.

6.5 - As regards item "5" of the Agenda, about the definition of the remuneration of the members of the Executive Board, Board of Directors and the Audit Committee, the supplementation of the remuneration stipulated in the Annual General Meeting held on March 14, 2001 was approved by unanimous voting, amounting R$ 1,099,574.38 (one million, ninety nine thousand, five hundred seventy four *reais* and thirty eight cents). Also the aggregate annual remuneration of officers for the period between the present date and the date of the General Meeting of 2003 was stipulated at R$ 10,080,000.00 (ten million, eighty thousand *reais*). The monthly remuneration of each member of the Board of Directors shall be R$ 6.000,00 (six thousand *reais*), to be allocated from the above aggregate remuneration, and the balance shall be distributed among the Executive Board members by the Board of Directors. These amounts, which include fixed and variable compensation, shall be valid up to the next annual general meeting for the analysis of the accounts referring to 2002. The remuneration of the members of the Audit Committee in office shall be 10% (ten percent) of the average remuneration attributed to members of the Executive Board, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of paragraph 3 of article 162 of Law No. 6404/76.

Extraordinary Shareholder Meeting

6.6 – The item "6" of the Agenda, was submitted and unanimously approved, the increase of the Capital Stock of the Company pursuant articles 169, paragraph 1, and 199 of the Law 6404/76 through the capitalization of the balance of retained earnings, for an amount of R$ 337,890,162.00 (three hundred thirty seven million, eight hundred ninety thousand, one hundred sixty two *reais*), registered in the accounting books of the Company as of December 31, 2001. Accordingly, the Capital Stock of the Company will go from the current R$ 5,640,183,649.88 (five billion, six hundred forty million, one hundred eighty three thousand, six hundred forty nine *reais* and eighty eight cents) represented by 494,395,726,640 shares of which 166,041,836,519 are common shares and 328,353,890,121 are preferred shares, all at par value, to R$ 5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven *reais* and eighty eight cents), while the number and type of shares of which the Capital Stock of the Company is made of, remains the same.

6.7 – The item "7" of the Agenda, due to the last paragraph, the modification of article 5 of the Company's by-laws to reflect the new capital stock was submitted and unanimously approved. The article 5 now reads: "Article 5 – The Capital stock subscribed and fully integrated amounts R$ 5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven *reais* and eighty-eight cents) represented by 494,395,726,640 (four hundred ninety four billion, three hundred ninety five million, seven hundred twenty six thousand, six hundred forty) shares, of which 166,041,836,519 (one hundred sixty six billion, forty one million, eight hundred thirty six thousand, five hundred nineteen) are common shares and 328,353,890,121 (three hundred twenty eight billion, three hundred fifty three million, eight hundred ninety thousand, one hundred twenty one) are preferred shares, all at par value. The sole paragraph of the said "Article" remains unaltered.

7 – On closing the meeting and abiding by the provisions of the caption of article 289 and paragraph 3 of Law No. 6404/76, the Chairman informed that the corporate publications of the Company stipulated in law shall continue being made in the Official Gazette of the State of São Paulo and in the Gazeta Mercantil newspaper, without prejudice to any publication in other newspapers or media. There being no further matters in the Agenda, the Chairman finished the meeting, and draw up the present minutes as a Summary, according the paragraph 1st of the article 130 of the Law 6.404/76, together with the Company's By-Law modified by the change approved in this Meeting. After the meeting, the minutes were read and then approved and signed by the shareholders present for representing a true reproduction of the matters and resolutions of the Meeting.

Gilmar Roberto Pereira Camurra
Chairman

João Carlos de Almeida
Secretary

SP Telecomunicações Holding S/A
p.p. Pedro Riviere Torrado

Telefônica Internacional S/A
p.p. Pedro Riviere Torrado

Tele Ibero Americana Ltda.
p.p. Pedro Riviere Torrado

Telefonica S/A
p.p. Pedro Riviere Torrado

Adriana Pallis Romano
Audit Committee Representative

Taiki Hirashima
Representative of Arthur Andersen S/A

Stael Prata Silva Filho
Executive Vice President of Operations

Leonardo de Paiva Rocha
Vice President of Finance and Management Control and Director of Investor Relations

Bradesco Templeton de Valor e Liquidez – Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco Previdência e Seguros S/A
p.p. Carolina Mariano Leme da Costa

Bradesco Seguros S/A
p.p. Carolina Mariano Leme da Costa

BCN Winner Fundo de Investimento Financeiro
p.p. Carolina Mariano Leme da Costa

Bradesco Institucional IBX Ativo Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco IBX Plus Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco Livre-Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V15/20
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V30/30
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V40/30
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V15/30
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V40/20
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V15 Plus
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V30 Plus
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento Financeiro PGBL-V40 Plus
p.p. Carolina Mariano Leme da Costa

Bradesco II – Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco Ibovespa Ativo Shark Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco Foundation Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco Private Ibovespa-Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco-Private – Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bradesco Telecom Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Bram – Fundo de Investimento em Ações – Figueira
p.p. Carolina Mariano Leme da Costa

Bradesco Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

Fundo de Investimento em Ações BCN Index
p.p. Carolina Mariano Leme da Costa

BCN Ações Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

BCN Seguridade Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

BCN Blue Chip Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

BCN Super Ação Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

BCN Maxi Fundo de Investimento em Ações
p.p. Carolina Mariano Leme da Costa

PGBL Fincor Composto 20 C Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

BBA Icatu Gemini Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Taurus Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Fef Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Aquarius Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Ibovespa Private Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Ibovespa Institucional Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Index Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu IBX Private Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu IBX Institucional Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

Premium Institucional IBX Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Slaps IBX Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Investprev Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

BBA Icatu Fesc Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

Amazonas Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 20 B Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 20 C Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 20 E Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 49 B Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 49 C Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 49 E Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 10 B Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 10 C Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL Icatu Hartford Composto 10 E Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

PGBL UBS Composto I Fundo de Investimento Financeiro – Exclusivo
p.p. Márcio Ferro Catapani

FAPERS – Fundação Assistencial e Previdenciária da Extenção Rural do Rio Grande do Sul
p.p. Márcio Ferro Catapani

Previd Exxon – Sociedade de Previdência Privada
p.p. Márcio Ferro Catapani

Icatu Hartford Fundo de Pensão
p.p. Márcio Ferro Catapani

Fundação Previdenciária IBM
p.p. Márcio Ferro Catapani

Icatu Hartford Seguros S/A
p.p. Márcio Ferro Catapani

Parcom Participações S.A.
p.p. Isabel da Silva Ramos Kemmelmeier

Luxor Fundo de Investimento Financeiro
p.p. Isabel da Silva Ramos Kemmelmeier

Opportunity Kronus Fundo de Investimento em Ações
p.p. Isabel da Silva Ramos Kemmelmeier

Opportunity GEAP Fundo de Investimento em Ações
p.p. Isabel da Silva Ramos Kemmelmeier

Opportunity Copel Fundo de Investimento em Ações
p.p. Isabel da Silva Ramos Kemmelmeier

Opportunity Lógica II Fundo de Investimento em Ações
p.p. Isabel da Silva Ramos Kemmelmeier

Opportunity Institucional Fundo de Investimento em Ações
p.p. Isabel da Silva Ramos Kemmelmeier

OPP I Fundo de Investimento em Ações
p.p. Isabel da Silva Ramos Kemmelmeier

Opportunity I Fundo de Investimento em Ações
p.p. Isabel da Silva Ramos Kemmelmeier

FORPART S.A
p.p. Isabel da Silva Ramos Kemmelmeier

Isabel da Silva Ramos Kemmelmeier

Hedging-Griffo Verde Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Top Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Strategy II - Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

Clube de Investimento Hedging-Griffo Strategy
p.p. Márcio Ferro Catapani

Hedging-Griffo Star Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Palmeiras - Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Master Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo FCL II - Fundo de Investimento em Ações
p.p. Márcio Ferro Catapani

Hedging-Griffo Espelho Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Carteira Administrada Real Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Carteira Administrada Cambial Fundo de Investimento Financeiro

p.p. Márcio Ferro Catapani

Hedging-Griffo TALI Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Verde 14 - Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo Arbitrage - Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo BETA 14 Fundo de Investimento em Títulos e Valores Mobiliários
p.p. Márcio Ferro Catapani

Hedging-Griffo Carteira Administrada Cambial CE Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Hedging-Griffo 89 Fundo de Investimento Financeiro
p.p. Márcio Ferro Catapani

Utilities Emerging Markets Fund, LLC.
p.p. Márcio Ferro Catapani

Canadian Financial Corp S.A
p.p. Márcio Ferro Catapani

Hedging-Griffo Brazil Fund, LLC.
p.p. Márcio Ferro Catapani

Banco de Investimentos Credit Suisse First Boston Sociedade Anônima
p.p. Catarina Iazzetti Ferreira

CSAM FIG Premium Fundo de Investimento em Ações
p.p. Catarina Iazzetti Ferreira

CSAM Index Fundo de Investimento em Ações
p.p. Catarina Iazzetti Ferreira

CSAM IBOVESPA Plus Fundo de Investimento em Ações
p.p. Catarina Iazzetti Ferreira

CSAM FIG Fundo de Investimento em Ações
p.p. Catarina Iazzetti Ferreira

CSFB Equity Investments (Netherlands) B V
p.p. Catarina Iazzetti Ferreira

Principal Business S.A
p.p. Eduardo Cysneiros de Morais

Fundo de Investimento Financeiro Pactual Arbitragem
p.p. Bruno Duque Horta Nogueira

Fundo de Investimento Financeiro Pactual Hedge Plus
p.p. Bruno Duque Horta Nogueira

Fundo de Investimento em Ações Pactual Andrômeda
p.p. Bruno Duque Horta Nogueira

Fundo de Investimento em Ações Talitha
p.p. Bruno Duque Horta Nogueira

Fundo de Investimento em Ações Adara
p.p. Bruno Duque Horta Nogueira

Fundo de Investimento em Ações Bells
p.p. Bruno Duque Horta Nogueira

Xingu Fundo de Investimento em Ações
p.p. Bruno Duque Horta Nogueira

Fundo de Investimento em Ações RAPSAG
p.p. Bruno Duque Horta Nogueira

Acton Investment Management, LLC.
p.p. Bruno Duque Horta Nogueira

Romanche Investment Corporation, LLC.
p.p. Bruno Duque Horta Nogueira

Gallic Capital Group, LLC.
p.p. Bruno Duque Horta Nogueira

Templeton Latin America Fund
p.p. Daniel Alves Ferreira

Telecomunicações Fundo de Investimento em Ações
p.p. Daniel Alves Ferreira

Pedro Riviere Torrado

Suely Valério Pinoti

Emilio José Fezzi

William Cuenca Filho

I hereby certify this document is a true copy of the minutes of the 4th annual general shareholders meeting and of the 12th extraordinary general shareholders meeting of Telecomunicações de São Paulo S/A-TELESP, held on April 3rd, 2002, dully signed by the above cited attendants, and that was registered in the due register.

João Carlos de Almeida
Secretário da Assembléia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: April 05, 2002

By ______________________

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. - Telesp announces the Minutes of the 4th Annual General Meeting and 12th Extraordinary General Meeting.